                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(CHECK ONE):        |_| Form 10-K            |_| Form 20-F       |_| Form 11-K        X Form 10-Q           |_| Form N-SAR



                       For Period Ended:    June 30, 2003

                                           ------------------------------------
                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR
                       For the Transaction Period Ended:

                                                    ----------------------------

--------------------------------------------------------------------------------

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------

Hawaiian Holdings, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant



--------------------------------------------------------------------------------
Former Name if Applicable

885 Third Avenue, 34th Floor
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

New York, NY  10022
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   X   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  |_|  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  |_|  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

As previously disclosed in the Registrant's Current Report on Form 8-K that was filed on March 21, 2003, on March 21, 2003 Hawaiian Airlines, Inc. ("HAWAIIAN AIRLINES") filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (the "CHAPTER 11 FILING") in the United States Bankruptcy Court for the District of Hawaii (the "BANKRUPTCY COURT") (Case No. 03-00827). Hawaiian Airlines is the sole operating subsidiary of the Registrant, and is wholly owned, directly and indirectly, by the Registrant. Thereafter, as previously reported in the Registrant's Current Report on Form 8-K that was filed on June 2, 2003, on May 30, 2003 an initial trustee was selected to serve in connection with the Chapter 11 Filing and operate Hawaiian Airlines, which initial trustee has since resigned and a substitute trustee has been appointed (the "TRUSTEE").


Prior to the appointment of the Trustee, the Registrant, through personnel who held senior executive positions at both the Registrant and Hawaiian Airlines, had complete and unfettered access to all information and personnel of Hawaiian Airlines needed in order for the Registrant to meet its ongoing obligations with respect to the filing of periodic reports under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"). The appointment of the Trustee, however, has effectively removed the Registrant and its personnel from all management functions with respect to Hawaiian Airlines, and the Registrant and such personnel no longer have unfettered access to information regarding Hawaiian Airlines needed to make such filings, nor does the Registrant have access to personnel of Hawaiian Airlines who might have access to such information. In addition, and as also disclosed in the Registrant's Current Report on From 8-K filed on June 20, 2003, Ernst & Young, LLP ("ERNST & YOUNG") has resigned as the auditors for the Registrant, although Ernst & Young remains as the auditors for Hawaiian Airlines.


In light of the appointment of the Trustee, who is in operational control of Hawaiian Airlines, and the resignation of Ernst & Young as the Registrant's auditors, the Registrant is not in possession of, and does not have and cannot obtain access to, the relevant and material information that is needed to complete all of the work necessary in order to timely file, without unreasonable effort and expense, the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003. Furthermore, the Registrant believes that future compliance with the periodic reporting requirements under the Exchange Act during the pendency of the Chapter 11 Case will continue to cause the Registrant and its management significant hardship and unreasonable burden in terms of effort and expense that would be needed in order for the Registrant to be in a position to meet such periodic reporting requirements. The Registrant has communicated with the Trustee on several occasions in an attempt to describe its current situation and gain access to the information needed to make its periodic filings. The Registrant has also met with the Trustee to discuss this situation as well as possible systems and processes that might allow the Registrant to gain access to certain information pertaining to Hawaiian Airlines so as to enable the Registrant to better meet its periodic reporting requirements in the future. While these discussions have been constructive, no agreements or arrangements have been reached with respect to the Registrant gaining adequate access to such information or personnel pertaining to Hawaiian Airlines, and there can be no assurance that the Registrant will be in a position to obtain such information in the foreseeable future that would allow the Registrant to file its periodic reports in a timely manner. Consequently, given the current conditions and circumstances, the Registrant does not intend to file periodic reports until circumstances are such that it can obtain the information needed to make such filings without unreasonable effort and expense. Notwithstanding its inability to make such reports, the Registrant intends to file on Form 8-K copies of the monthly reports that Hawaiian Airlines is required to provide to the Bankruptcy Court as and when such reports are received by or made available to the Registrant (in this regard, it is the Registrant's understanding that such monthly reports are required to be filed by Hawaiian Airlines within 20 days after the end of each calendar month), as well as other material information required to be filed pursuant to Form 8-K.

On August 13, 2003, the Registrant transmitted a no-action letter request to the Office of Chief Counsel in the Division of Corporation Finance at the Securities and Exchange Commission describing the current circumstances under which it is operating, requesting confirmation from the staff that it would not recommend an enforcement action against the Registrant for not having met its periodic reporting requirements, and indicating that the Registrant intends to file on Form 8-K the monthly reports that Hawaiian Airlines is required to provided to the Bankruptcy Court as and when such reports are received by or made available to the Registrant (it is the Registrant's understanding that such monthly reports are required to be filed by Hawaiian Airlines within 20 days after the end of each calendar month). As of this date, the Registrant has not received a response from the Securities and Exchange Commission.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      John W. Adams                  (212)                        888-5500
 ------------------------     -------------------         ----------------------
         (Name)                   (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                               X Yes    |_| No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              |_| Yes      X No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             Hawaiian Holdings, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 14, 2003                        By    /s/ John W. Adams
    --------------------                       ------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------           ATTENTION -----------------------------
                    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                                (SEE 18 U.S.C. 1001).